

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 18, 2018

Bob Shanks
Chief Financial Officer
Ford Motor Co.
One American Road
Dearborn Michigan 48126

>   **Re: Ford Motor Company**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed February 9, 2017**
>   **Form 10-Q for Quarter Ended September 30, 2017**
>   **Filed on October 26, 2017**
>   **File No. 001-03950**

Dear Mr. Shanks:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Lyn Shenk
>
>   Lyn Shenk
>   Branch Chief
>   Office of Transportation and Leisure